United States securities and exchange commission logo





                              May 1, 2024

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Bitcoin Trust (BTC)
       290 Harbor Drive, 4th Floor
       Stamford, Connecticut 06902

                                                        Re: Grayscale Bitcoin
Trust (BTC)
                                                            Revised Preliminary
Information Statement on Schedule 14C
                                                            Filed April 12,
2024
                                                            File No. 001-41906

       Dear Michael Sonnenshein:

            We have reviewed your filing and response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any reference to prior comments are to comments in our April 5, 2024 letter.

       Revised Preliminary Information Statement on Schedule 14C

       Trading Between the Record Date and the Distribution Date, page 19

   1. Please provide us with a comparison of how the trading of GBTC and BTC Shares between the Record Date
and the Distribution Date would compare with a typical
                                                        corporate spin-off
transaction. In particular, please explain why there will be no regular-
                                                        way market for GBTC
Shares or when-issued market for BTC Shares. Please also discuss how this impacts your
no sale analysis under Section 2(a)(3) of the Securities Act.
       Creations and Redemptions Between the Record Date and the Distribution Date, page 20

   2. We note that the description of the Basket calculation in this section excludes the BTC
                                                        Bitcoin Portion for the
period between the Record Date and the Distribution Date. Please tell us how this
description is consistent with the disclosure in your prospectus for your continuous offering of
GBTC Shares. Please also tell us whether and to what extent your
                                                        NAV, Principal Market
NAV or any other metrics or calculations will be modified during
 Michael Sonnenshein
Grayscale Bitcoin Trust (BTC)
May 1, 2024
Page 2
         the period between the Record Date and Distribution Date.
Summary Unaudited Pro Forma Financial Information, page 21

3. We note your response to prior comment 1 and your pro forma financial information beginning on page 21. Please address the following:
             Revise the third paragraph of your introduction to the unaudited pro forma financial statements to reflect the current requirements of Rule 11-02 of Regulation S-X. In this regard, pro forma financial statements are no longer limited to adjustments that are directly attributable to the transaction for which pro forma effect is being given, being factually supportable and, with respect to a statement of comprehensive income, expected to have a continuing impact; and We are unable to recompute all the amounts presented in your pro format financial
             statements based on the descriptions in the summary. Revise your presentation to include notes for all pro forma adjustments that clearly explain the assumptions underlying the calculations for the adjustments and to separately present transaction accounting adjustments versus management's adjustments. Refer to Rules 11-
             02(a)(6)(i), 11-02(a)(7) and 11-02(a)(8) of Regulation S-X.
Incorporation of Certain Information by Reference, page 25

4. We note your response to prior comment 7 that Exchange Act Rule 12b-23(c) permits you to incorporate by reference the filings of the BTC Trust, including the BTC Trust
         Registration Statement, to satisfy the requirements of Item 13 of
Schedule 14A in this
         filing. However, we note that Exchange Act Rule 12b-23(c) states, "[a]ny document or part thereof filed with the Commission . . . may be incorporated by reference as an exhibit to any statement or report filed with the Commission by the same or any other person" (emphasis added). Since there is no exhibit provision for
Schedule 14C, it does
         not appear that you may incorporate the BTC Trust Registration Statement by reference into your filing. Please revise to provide the disclosures, as appropriate and required, in the information statement on Schedule 14C.
       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameMichael Sonnenshein                          Sincerely,
Comapany NameGrayscale Bitcoin Trust (BTC)
                                                               Division of
Corporation Finance
May 1, 2024 Page 2                                             Office of Crypto
Assets
FirstName LastName